October 15, 2024

Via Edgar Transmission

Mr. Eddie Kim / Mr. Daniel Duchovny

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Re:	Ankam, Inc. (the “Company”) Schedule 14F-1 filed September 13, 2024 File No. 005-94618

Dear Mr. Kim / Mr. Duchovny:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 19, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the captioned document.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Schedule 14F-1 filed September 13, 2024

General

1.	Exchange Act Rule 14f-1 requires, among other things, that where "any persons are to be elected or designated as directors of the issuer, otherwise than at a meeting of security holders, and the persons so elected or designated will constitute a majority of the directors of the issuer, then, not less than 10 days prior to the date any such person take office as a director, or such shorter period prior to that date as the Commission may authorize upon a showing of good cause therefor, the issuer shall file with the Commission and transmit to all holders of record of securities of the issuer who would be entitled to vote at a meeting for election of directors, information (emphasis added)" as required under the rule. We note your disclosure that Mr. Wang Wen Lung assumed the positions of President, Treasurer, Director, and Secretary as of August 8, 2024, and as the Chief Executive Officer and Chief Financial Officer as of August 28, 2024. However, Schedule 14F-1 was not filed until September 13, 2024. In your response letter, please explain how this complies with requirements under Rule 14f-1, if at all, and/or provide reasons for the delay.

Response: We respectfully advise the Staff that the delay was due to an oversight of the requirements concerned by the Company.

Voting Securities, page 3

2.	Please revise to state, "[a]s to each class of voting securities of the registrant entitled to be voted at the meeting . . . , the number of votes to which each class is entitled." See Item 6(a) of Schedule 14A.

Response: We respectfully advise the Staff that we have revised the disclosures on page 3.

Corporate Governance, page 7

3.	Please revise to "[s]tate the total number of meetings of the board of directors (including regularly scheduled and special meetings) which were held during the last full fiscal year." See Item 407(b) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosures on page 8.

4.	We note the following disclosure: "The Board believes the engagement of directors in these functions is important at this time in the Company’s development in light of the Company’s recent activities." Please revise to describe "the Company's recent activities."

Response: We respectfully advise the Staff that we have revised the disclosures on page 7.

5.	Please revise to provide the required disclosure under Item 407(f) of Regulation S-K, including "whether or not the registrant's board of directors provides a process for security holders to send communications to the board of directors."

Response: We respectfully advise the Staff that we have revised the disclosures on page 8.

6.	We note your disclosure that Mr. Wang Wen Lung is serving in multiple capacities as President, Secretary, Treasurer, Director, Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial and Accounting Officer). In this regard, please revise to provide the required disclosure under Item 407(h) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosures on page 8.

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Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923 1188
Email: lvenick@loeb.com

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